

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 8, 2011

Via E-mail
Xiaozhong Wu
Chairman and Chief Executive Officer
Mega World Food Holding Company
Room C1D, 6/F, Wing Hing Industrial Building
14 Hing Yip Street
Kwun Tong, Kowloon
Hong Kong

> **Re: Mega World Food Holding Company**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed March 24, 2011**
> **File No. 333-171046**

Dear Mr. Wu:

We have reviewed your response letter and amended filing, and we have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Exhibits

1. We note in response to our comment 4 in our letter dated March 22, 2011 you have filed an updated consent with your latest amendment to the registration statement. However, the consent still refers to an audit report dated December 8, 2010 rather than December 12, 2010. Please file a new consent that reflects the correct date of the auditor's report.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please contact Jenifer Gallagher at (202) 551-3706 or Brad Skinner, Senior Assistant Chief Accountant at (202) 551-3489 with questions regarding comments on the financial statements and related matters. You may contact John P. Lucas at (202) 551-5798 or, in his absence, Timothy S. Levenberg, Special Counsel, at (202) 551-3707 with any other questions.

Sincerely,

/s/ A.N. Parker for

H. Roger Schwall
Assistant Director

cc: Michael Williams, Esq.